UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 10, 2021

HighPoint Resources Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38435	82-3620361
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

555 17th Street, Suite 3700

Denver, Colorado 80202

(Address of principal executive offices, including zip code)

(303) 293-9100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.001 par value	HPR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events

On February 10, 2021, HighPoint Resources Corporation (“HighPoint”) announced that a special meeting of stockholders of HighPoint (the “HighPoint special meeting”) is scheduled to take place on March 12, 2021 at 9:00 a.m., Mountain Time. The purpose of the HighPoint special meeting is to adopt (i) the proposal to approve the transaction pursuant to the Agreement and Plan of Merger, dated as of November 9, 2020, by and among Bonanza Creek Energy, Inc. (“Bonanza Creek”), HighPoint and Boron Merger Sub, Inc. (as amended from time to time, the “merger agreement”), (ii) the proposal to approve the compensation that may be paid to HighPoint’s named executive officers in connection therewith and (iii) the proposal to approve the Prepackaged Plan (as defined below) in the event that the merger agreement is not approved or less than 97.5% of the aggregate outstanding principal amount of each series of outstanding HighPoint Notes (as defined below) (the “Minimum Participation Condition”) participate in the Exchange Offers (as defined below). The record date for HighPoint stockholders entitled to vote at the HighPoint special meeting is the close of business on February 1, 2021.

A copy of HighPoint’s press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Also on February 10, 2021, Bonanza Creek and HighPoint announced that Bonanza Creek has commenced offers to exchange (the “Exchange Offers”) shares of its common stock and newly issued 7.5% Senior Notes due 2026 for any and all of the 7.0% Senior Notes due October 15, 2022 (the “2022 Notes”) of HighPoint Operating Corporation (“HighPoint OpCo”) and the 8.75% Senior Notes due June 15, 2025 of HighPoint OpCo (the “2025 Notes” and, together with the 2022 Notes, the “HighPoint Notes”). The Exchange Offers are being commenced in connection with Bonanza Creek’s proposed acquisition of HighPoint pursuant to the Merger Agreement.

In connection with the Exchange Offers, HighPoint is soliciting, on behalf of HighPoint OpCo, consents (the “Consent Solicitations”) to certain proposed amendments to the indentures governing the HighPoint Notes from all eligible holders of the HighPoint Notes.

Concurrently with the Exchange Offers and Consent Solicitations, HighPoint is soliciting votes from the holders of the HighPoint Notes to accept or reject a prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the “Prepackaged Plan”).

A copy of Bonanza Creek and HighPoint’s press release is attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Merger”) between Bonanza Creek and HighPoint, which includes the commencement by Bonanza Creek and HighPoint of the Exchange Offers and Consent Solicitations and the simultaneous solicitation of the Prepackaged Plan (collectively, the “Transaction”). Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger, the Exchange Offers and Consent Solicitations or other aspects of the Transaction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 (the “Securities Act”).

Important Additional Information

In connection with the Transaction, Bonanza Creek and HighPoint have filed materials with the U.S. Securities and Exchange Commission (the “SEC”), including (1) a definitive joint proxy statement/prospectus (“Joint Proxy Statement/Prospectus”), (2) a consent solicitation and prospectus with respect to the Exchange Offers and Consent Solicitations (the “Exchange Prospectus”), of which the Prepackaged Plan is a part, (3) a Registration Statement on Form S-4, Registration No. 333-251401, with respect to the Merger (the “Merger Registration Statement”), of which the Joint Proxy Statement/ Prospectus forms a part, and (4) a Registration Statement on Form S-4, Registration No. 333-251402, with respect to the Exchange Offers and Consent Solicitations (together with the Merger Registration Statement, the “Registration Statements”), of which the Exchange Prospectus forms a part. The Registration Statements were declared effective by the SEC on February 9, 2021. On February 10, 2021, HighPoint filed the Proxy Statement and began mailing the Proxy Statement to the Company’s stockholders. This document is not a substitute for the Joint Proxy Statement/Prospectus, Exchange Prospectus or Registration Statements or for any other document that Bonanza Creek or HighPoint have filed or may file with the SEC and send to Bonanza Creek’s shareholders or HighPoint’s shareholders or debt holders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF BONANZA CREEK AND HIGHPOINT ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENTS AND EXCHANGE PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BONANZA CREEK AND HIGHPOINT WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA CREEK, HIGHPOINT, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statements, Joint Proxy Statement/Prospectus, and Exchange Prospectus, as each may be amended from time to time, and other relevant documents filed by Bonanza Creek and HighPoint with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Bonanza Creek will be available free of charge from Bonanza Creek’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting Bonanza Creek’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by HighPoint will be available free of charge from HighPoint’s website at www.hpres.com under the “Investors” tab or by contacting HighPoint’s Investor Relations Department at (303) 312-8514 or lbusnardo@hpres.com.

Participants in the Solicitation

Bonanza Creek, HighPoint and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Bonanza Creek’s shareholders and HighPoint’s shareholders in connection with the Transaction. Information regarding the executive officers and directors of Bonanza Creek is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on April 24, 2020. Information regarding the executive officers and directors of HighPoint is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on March 18, 2020. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, are set forth in the Registration Statements, Joint Proxy Statement/Prospectus, Exchange Prospectus and other materials when they are filed with the SEC in connection with the Transaction. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding HighPoint’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Bonanza Creek may not approve the issuance of new shares of Bonanza Creek common stock in the Transaction or that shareholders of HighPoint may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Bonanza Creek and HighPoint; the effects of the business combination of Bonanza Creek and HighPoint, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; the risk that the Minimum Participation Condition is not satisfied and that HighPoint may need to reorganize in bankruptcy as a result; the risks and unpredictability inherent in the bankruptcy process; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. HighPoint does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description of Exhibits

99.1	Press Release of HighPoint Resources Corporation, dated February 10, 2021 (relating to the HighPoint special meeting)

99.2	Joint Press Release of HighPoint Resources Corporation, dated February 10, 2021 (relating to the Exchange Offers, the Consent Solicitations and the Prepackaged Plan)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2021	HIGHPOINT RESOURCES CORPORATION

	By:	/s/ Kenneth A. Wonstolen
Kenneth A. Wonstolen
Senior Vice President - General Counsel and Secretary

Exhibit 99.1

NEWS RELEASE

HighPoint Resources Announces March 12, 2021 Special Meeting of Stockholders Relating to Bonanza Creek’s Acquisition of HighPoint Resources

DENVER, February 10, 2021 /Globe Newswire/ – HighPoint Resources Corporation (NYSE: HPR) (the “Company” or “HighPoint”) today announced that a special meeting of stockholders of the Company (the “HighPoint special meeting”) is scheduled to take place virtually on March 12, 2021 at 9:00 a.m., Mountain Time. The purpose of the HighPoint special meeting is to adopt (i) the proposal to approve the transaction pursuant to the Agreement and Plan of Merger, dated as of November 9, 2020, by and among the Company, HighPoint and Boron Merger Sub, Inc. (as amended from time to time, the “merger agreement”) (the “HighPoint out-of-court proposal”), (ii) the proposal to approve the compensation that may be paid to HighPoint’s named executive officers in connection therewith (the “HighPoint compensation proposal”) and (iii) the proposal to approve the Prepackaged Plan (as defined below) in the event that the merger agreement is not approved or the Minimum Participation Condition (as defined below) in the Exchange Offers (as defined below) is not met (the “HighPoint bankruptcy proposal”). The record date for HighPoint stockholders entitled to vote at the HighPoint special meeting is the close of business on February 1, 2021.

On February 10, 2021, HighPoint filed a definitive proxy statement (the “Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed acquisition by Bonanza Creek of HighPoint and began mailing the Proxy Statement to the Company’s stockholders. The Proxy Statement will be available on the “Investors” section of the Company’s website, as well as www.sec.gov.

Under the terms of the merger agreement, Bonanza Creek and HighPoint have also agreed to commence registered exchange offers (the “Exchange Offers”) and consent solicitations (the “Consent Solicitations”) and simultaneous solicitation of a prepackaged plan of reorganization under Chapter 11 (“Chapter 11”) of the United States Bankruptcy Code (the “Prepackaged Plan”) with respect to all of the outstanding HighPoint Senior Unsecured Notes (the “HighPoint Notes”). The Exchange Offers and Consent Solicitations will be conditioned on a minimum participation of not less than 97.5% of the aggregate outstanding principal amount of each series of HighPoint Notes (the “Minimum Participation Condition”). If the Minimum Participation Condition is met, and if certain customary closing conditions are satisfied (including approval by each company’s stockholders), the companies will effect the Exchange Offers and Consent Solicitations, and Bonanza Creek will acquire HighPoint at closing outside of Chapter 11. If the Minimum Participation Condition is not met, HighPoint intends to file voluntary petitions under Chapter 11 with the United States Bankruptcy Court for the District of Delaware (the “Court”) to effectuate the solicited Prepackaged Plan and consummate the transaction. The consummation of the Prepackaged Plan will be subject to confirmation by the Court in addition to other conditions set forth in the Prepackaged Plan, a transaction support agreement and related transaction documents.

Based on the number of shares of Bonanza Creek common stock outstanding as of the date of the merger agreement, upon completion of the transaction, Bonanza Creek stockholders will own approximately 68% of the combined company and HighPoint’s stakeholders will own approximately 32% (existing HighPoint stockholders will own approximately 1.6% of the combined company while participating HighPoint noteholders will receive in the aggregate shares representing approximately 30.4% of the combined company and up to $100 million of newly issued 7.50% senior unsecured notes due 2026). Based on the number of shares of Bonanza Creek common stock outstanding as of the date of the merger agreement, the transaction implies an exchange ratio of 0.114 shares of Bonanza Creek common stock for each share of HighPoint common stock.

The transaction has been unanimously approved by the board of directors of both Bonanza Creek and HighPoint, and the HighPoint board unanimously recommends that HighPoint stockholders vote “FOR” the HighPoint out-of-court proposal, the HighPoint compensation proposal and the HighPoint bankruptcy proposal.

HighPoint stockholders who need assistance in completing the proxy card, require additional copies of the proxy materials, or have questions regarding the HighPoint special meeting may contact HighPoint’s proxy solicitor, Epiq Corporate Restructuring LLC, 10300 SW Allen Boulevard Beaverton, OR 97005. HighPoint stockholders may also call toll-free at (855) 914-4726. Additionally, requests can be submitted by email at HighPointInfo@epiqglobal.com and referencing “HighPoint Resources” in the subject line.

About HighPoint Resources Corporation

HighPoint Resources Corporation (NYSE: HPR) is a Denver, Colorado based company focused on the development of oil and natural gas assets located in the Denver-Julesburg Basin of Colorado. Additional information about HighPoint may be found on its website at www.hpres.com.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Merger”) between Bonanza Creek and HighPoint, which includes the commencement by Bonanza Creek and HighPoint of the Exchange Offers and Consent Solicitations and the simultaneous solicitation of the Prepackaged Plan (collectively, the “Transaction”). Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger, the Exchange Offers and Consent Solicitations or other aspects of the Transaction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Additional Information

In connection with the Transaction, Bonanza Creek and HighPoint have filed materials with the SEC, including (1) a definitive joint proxy statement/prospectus (“Joint Proxy Statement/Prospectus”), (2) a consent solicitation and prospectus with respect to the Exchange Offers and Consent Solicitations (the “Exchange Prospectus”), of which the Prepackaged Plan is a part, (3) a Registration Statement on Form S-4, Registration No. 333-251401, with respect to the Merger (the “Merger Registration Statement”), of which the Joint Proxy Statement/ Prospectus forms a part, and (4) a Registration Statement on Form S-4, Registration No. 333-251402, with respect to the Exchange Offers and Consent Solicitations (together with the Merger Registration Statement, the “Registration Statements”), of which the Exchange Prospectus forms a part. The Registration Statements were declared effective by the SEC on February 9, 2021. On February 10, 2021, HighPoint filed the Proxy Statement and began mailing the Proxy Statement to the Company’s stockholders. This document is not a substitute for the Joint Proxy Statement/Prospectus, Exchange Prospectus or Registration Statements or for any other document that Bonanza Creek or HighPoint have filed or may file with the SEC and send to

2

Bonanza Creek’s shareholders or HighPoint’s shareholders or debt holders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF BONANZA CREEK AND HIGHPOINT ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENTS AND EXCHANGE PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BONANZA CREEK AND HIGHPOINT WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA CREEK, HIGHPOINT, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statements, Proxy Statement and Exchange Prospectus, as each may be amended from time to time, and other relevant documents filed by Bonanza Creek and HighPoint with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Bonanza Creek will be available free of charge from Bonanza Creek’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting Bonanza Creek’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by HighPoint will be available free of charge from HighPoint’s website at www.hpres.com under the “Investors” tab or by contacting HighPoint’s Investor Relations Department at (303) 312-8514 or lbusnardo@hpres.com.

Participants in the Solicitation

Bonanza Creek, HighPoint and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Bonanza Creek’s shareholders and HighPoint’s shareholders in connection with the Transaction. Information regarding the executive officers and directors of Bonanza Creek is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on April 24, 2020. Information regarding the executive officers and directors of HighPoint is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on March 18, 2020. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, are set forth in the Registration Statements, Joint Proxy Statement/Prospectus and other materials when they are filed with the SEC in connection with the Transaction. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding HighPoint’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Bonanza Creek may not approve the issuance of new shares of Bonanza Creek common stock in the Transaction or that shareholders of HighPoint may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or

3

completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Bonanza Creek and HighPoint; the effects of the business combination of Bonanza Creek and HighPoint, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; the risk that the Minimum Participation Condition is not satisfied and that HighPoint may need to reorganize in bankruptcy as a result; the risks and unpredictability inherent in the bankruptcy process; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. HighPoint does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For further information, please contact:

Larry C. Busnardo

Vice President, Investor Relations

303-312-8514

lbusnardo@hpres.com

4

Exhibit 99.2

NEWS RELEASE

Bonanza Creek and HighPoint Resources Commence Exchange Offer and Consent Solicitation for Senior Notes of HighPoint Operating Corporation

DENVER, February 10, 2021 /Globe Newswire/ – Bonanza Creek Energy, Inc. (NYSE: BCEI) (“Bonanza Creek” or the “Company”) and HighPoint Resources Corporation (“HighPoint”) (NYSE: HPR) today announced that Bonanza Creek has commenced offers to exchange (each, an “Exchange Offer” and, collectively, the “Exchange Offers”) shares of its common stock and newly issued 7.5% Senior Notes due 2026 (the “Bonanza Creek Senior Notes”) for any and all of the 7.0% Senior Notes due October 15, 2022 (the “2022 Notes”) of HighPoint Operating Corporation (“HighPoint OpCo”) and the 8.75% Senior Notes due June 15, 2025 of HighPoint OpCo (the “2025 Notes” and, together with the 2022 Notes, the “HighPoint Senior Notes”). The Exchange Offers are being commenced in connection with Bonanza Creek’s proposed acquisition of HighPoint. HighPoint OpCo is a wholly-owned subsidiary of HighPoint.

In connection with the Exchange Offers, HighPoint is soliciting, on behalf of HighPoint OpCo, consents (each, a “Consent Solicitation” and together, the “Consent Solicitations”) to certain proposed amendments to the indentures governing the HighPoint Senior Notes (the “Consents”) from all eligible holders of the HighPoint Senior Notes.

Concurrently with the Exchange Offers and Consent Solicitations, HighPoint is also soliciting votes from the holders of the HighPoint Senior Notes to accept or reject a prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the “Prepackaged Plan” and such solicitation, the “Plan Solicitation”).

The Exchange Offer and Consent Solicitation will be conditioned on a minimum participation of not less than 97.5% of the aggregate outstanding principal amount of each series of HighPoint Senior Notes being validly tendered in accordance with the terms of the Exchange Offers prior to the Expiration Deadline (as defined below) (the “Minimum Participation Condition”). If the Minimum Participation Condition is met, and if certain customary closing conditions are satisfied (including approval by each company’s shareholders), the companies will effect the Exchange Offer and Consent Solicitation, and Bonanza Creek will acquire HighPoint at closing outside of a chapter 11 bankruptcy case.

If the Minimum Participation Condition is not met, HighPoint intends to file voluntary petitions under Chapter 11 with the United States Bankruptcy Court for the District of Delaware (the “Court”) to effectuate the solicited Prepackaged Plan and consummate the transaction. The consummation of the Prepackaged Plan will be subject to confirmation by the Court in addition to other conditions set forth in the Prepackaged Plan, a transaction support agreement and related transaction documents.

On February 10, 2021, Bonanza Creek filed a prospectus (“Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to the Exchange Offers, the Consent Solicitations and the Plan Solicitation. The Exchange Offers and Consent Solicitations are being made upon the terms and subject to the conditions set forth in the Prospectus. The Prospectus is available on the “For Investors” section of Bonanza Creek’s website, as well as www.sec.gov.

Exchange Consideration. In exchange for each $1,000 principal amount of HighPoint Senior Notes validly tendered prior to 5:00 p.m., New York City time, on March 11, 2021 (such date and time, as they may be extended by Bonanza Creek and HighPoint, the “Expiration Deadline”), holders of HighPoint Senior Notes will be eligible to receive at least the following for each $1,000 principal amount of HighPoint Senior Notes validly tendered and accepted for exchange, each of which is subject to increase based on the level of participation in the Exchange Offers:

•

14.90274240 shares of Bonanza Creek common stock (having a value of $352.30 based on the closing price of Bonanza Creek common stock on February 5, 2021), subject to adjustment for fractional shares; and

•	$138.46153846 principal amount of new Bonanza Creek Senior Notes, subject to adjustment for minimum denominations.

The aggregate Exchange Consideration will consist of 9,314,214 shares of Bonanza Creek common stock and an aggregate principal amount of Bonanza Creek Senior Notes equal to $100 million minus the total principal amount of HighPoint Senior Notes not validly tendered and accepted in the Exchange Offers. The maximum amount of each type of consideration will be allocated pro rata to holders of HighPoint Senior Notes validly tendered and accepted in the Exchange Offers. Each type of consideration received by holders of the HighPoint Senior Notes per $1,000 principal amount of notes will be at least equal to the minimum amounts set forth above. However, the aggregate Notes Consideration and the mix of consideration per $1,000 principal amount of notes tendered will vary based on the principal amount of HighPoint Senior Notes tendered at or above the 97.5% minimum participation threshold.

The following table sets forth the minimum amounts of each type of consideration tendering holders will receive for each $1,000 principal amount of HighPoint Senior Notes tendered, the implied total value of the minimum consideration, and the consent fee payable in connection with the Change of Control Amendment (as defined below). The graph following the table shows numerical examples of the mix of consideration holders would receive at specified participation levels between the threshold of 97.5% and 100.0% participation.

(1)

If less than 100% of HighPoint Senior Notes are validly tendered and accepted in the Exchange Offers, holders will receive additional shares of Bonanza Creek common stock upon proration of the aggregate 9,314,214 shares of Bonanza Creek common stock (the “Stock Consideration”).

(2)

If greater than 97.5% of HighPoint Senior Notes are validly tendered and accepted in the Exchange Offers, holders will receive a higher principal amount of Bonanza Creek Senior Notes upon proration of the aggregate principal amount of Bonanza Creek Senior Notes equal to $100 million minus the total principal amount of HighPoint Senior Notes not validly tendered and accepted in the Exchange Offers (the “Notes Consideration”). The aggregate Notes Consideration equals $100 million minus the outstanding aggregate principal amount of the HighPoint Senior Notes that are not validly tendered and accepted in the Exchange Offers. If 97.5% of the aggregate principal amount outstanding of HighPoint Senior Notes are exchanged in the Exchange Offers, $84,375,000 aggregate principal amount of Bonanza Creek Senior Notes will be issued and $15,625,000 aggregate principal amount of HighPoint Senior Notes will remain outstanding. If 100.0% of the aggregate principal amount outstanding of HighPoint Senior Notes are exchanged in the Exchange Offers, $100,000,000 aggregate principal amount of Bonanza Creek Senior Notes will be issued.

(3)

Does not include accrued and unpaid interest to, but not including, the Settlement Date (as defined below), which will be paid in cash on the Settlement Date to holders of HighPoint Senior Notes accepted for exchange in the Exchange Offers. If the Exchange Offers are not consummated and the exchange is effected through the Prepackaged Plan (as defined in the Prospectus), no cash payment will be made for accrued and unpaid interest on the HighPoint Senior Notes.

(4)

Provided for illustrative purposes only. Value of Bonanza Creek common stock calculated based on the closing price per share of Bonanza Creek common stock of $23.64 on February 5, 2021 as quoted on the New York Stock Exchange.

(5)	The Exchange Offers are subject to the condition that not less than 97.5% of each series of the HighPoint Senior Notes is validly tendered in the Exchange Offers.
(6)

Upon satisfaction of the Minimum Participation Condition, HighPoint will pay consenting holders a consent fee of $2.50 per $1,000 principal amount of HighPoint Senior Notes (the “Change of Control Consent Fee”).

Exchange Offer Informational Website. Holders of HighPoint Senior Notes may visit https:// dm.epiq11.com/HighPoint to review information about the principal amount of HighPoint Senior Notes that have been tendered, the calculation of the mix of consideration holders would receive at those tendered amounts, and the implied total value of that consideration consistent with the preceding graph.

Interest. Holders of HighPoint Senior Notes accepted for exchange in the Exchange Offers will also receive a cash payment equal to the accrued and unpaid interest in respect of such HighPoint Senior Notes from the most recent interest payment date to, but not including, the Settlement Date. If the Exchange Offers are not consummated and the exchange is effected through the Prepackaged Plan, as described in the Prospectus, no cash payment will be made for accrued and unpaid interest on the HighPoint Senior Notes. Interest on the Bonanza Creek Senior Notes will accrue from the Settlement Date.

No Withdrawal Rights. Holders of HighPoint Senior Notes who tender HighPoint Senior Notes in the Exchange Offers will not have withdrawal rights unless Bonanza Creek grants withdrawal rights in connection with an amendment to certain terms of the Exchange Offers as described in the Prospectus.

No Fractional Shares; Minimum Denominations. Calculations of Stock Consideration will be rounded down with respect to each holder to the nearest whole share, and no fractional shares of Bonanza Creek common stock will be issued for the HighPoint Senior Notes. Calculations of Notes Consideration will be rounded down with respect to each holder to the nearest amount that is equal to $2,000 and integral multiples of $1,000 in excess thereof, and no additional shares of Bonanza Creek common stock will be issued or payment made in compensation for such adjustments.

Consent Solicitations. In connection with the Exchange Offers, HighPoint is soliciting, on behalf of HighPoint OpCo, Consents from holders of the HighPoint Senior Notes to amend (the “Proposed Amendments”) the indentures governing the HighPoint Senior Notes (the “HighPoint Indentures”), upon the terms and subject to the conditions set forth in the Prospectus, to (i) make such amendments to the definition of “Change of Control” and other related provisions in the indentures as are required to expressly exclude Bonanza Creek’s proposed merger with HighPoint and the other transactions contemplated by the merger agreement from such definitions and related provisions (the “Change of Control Amendment”), and (ii) eliminate the majority of the restrictive covenants and certain events of default (the “Other Indenture Amendments”). Upon receipt of the Consent of the holders of a majority of the aggregate principal amount of a series of HighPoint Senior Notes outstanding, HighPoint OpCo will enter into the applicable Supplemental Indentures to implement the Proposed Amendments with respect to such series of HighPoint Senior Notes. However, the Proposed Amendments will not become operative until, in the case of the Change of Control Amendment, the payment of the Change of Control Amendment Consent Fee and, in the case of the Other Indenture Amendments, concurrently with the settlement of the Exchange Offers on the Settlement Date, subject to satisfaction or waiver of the conditions to the Exchange Offers. Upon satisfaction of the Minimum Participation Condition, HighPoint will pay consenting holders the Change of Control Amendment Consent Fee. Holders of HighPoint Senior Notes who tender into the Exchange Offers will also be required to waive, among other things, any existing defaults on or with respect to the HighPoint Senior Notes that may be modified or eliminated by majority vote of the HighPoint Senior Notes and any rights to rescind their acceptance of the Exchange Offers after the Expiration Deadline

Settlement Date. Bonanza Creek plans to issue the Bonanza Creek common stock and the Bonanza Creek Senior Notes offered in the Exchange Offers on the effective time of the merger (such date, the “Settlement Date”), which is expected to occur promptly following the satisfaction or waiver of the closing conditions in the merger agreement and assuming that the conditions to the Exchange Offers set forth below are satisfied or, where permitted, waived, not later than on the third business day following the Expiration Deadline. If the conditions to the Exchange Offers are not satisfied or waived, but the conditions to the Prepackaged Plan are satisfied, HighPoint will file the HighPoint Chapter 11 cases and seek confirmation of the Prepackaged Plan, in which case all HighPoint Senior Notes would be canceled in exchange for Bonanza Creek common stock and the Bonanza Creek Senior Notes, as set forth in the Prepackaged Plan. The treatment of the HighPoint Senior Notes under the Prepackaged Plan and Bonanza Creek’s obligations to consummate the merger if the HighPoint Chapter 11 cases are commenced are described in the Prospectus.

Conditions. Bonanza Creek’s obligations under the Exchange Offers are subject to the satisfaction, amendment or waiver of certain conditions, including (i) the Minimum Participation Condition; and (ii) the satisfaction of the closing conditions in the Agreement and Plan of Merger, dated as of November 9, 2020, by and among Bonanza Creek, HighPoint and Boron Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Bonanza Creek (as amended from time to time, the “merger agreement”), providing for Bonanza Creek’s acquisition of HighPoint.

Exchange Agent and Information Agent; Voting Agent. The Exchange Agent and Information Agent for the Exchange Offers and Consent Solicitations and the Voting Agent for the Plan Solicitation is:

Epiq Corporate Restructuring LLC

10300 SW Allen Boulevard

Beaverton, OR 97005

Call (Toll-Free): (855) 914-4726

Call (International): (503) 520-4495

By E-mail: tabulation@epiqglobal.com

Referencing “HighPoint Resources” in the subject line

Requests for documents may be directed to the Information Agent at the address and telephone numbers provided above.

About the Companies

Bonanza Creek Energy, Inc. is an independent oil and natural gas company engaged in the acquisition, exploration, development, and production of oil and associated liquids-rich natural gas in the Rocky Mountain region of the United States. The Company’s assets and operations are concentrated in rural, unincorporated Weld County, Colorado, within the Wattenberg Field, focused on the Niobrara and Codell formations. The Company’s common shares are listed for trading on the NYSE under the symbol: “BCEI.”

HighPoint Resources Corporation (NYSE: HPR) is a Denver, Colorado based company focused on the development of oil and natural gas assets located in the Denver-Julesburg Basin of Colorado. Additional information about HighPoint may be found on its website at www.hpres.com.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Merger”) between Bonanza Creek and HighPoint, which includes the commencement by Bonanza Creek and HighPoint of the Exchange Offers and Consent Solicitations and the simultaneous Plan Solicitation (collectively, the “Transaction”). Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger, the Exchange Offers and Consent Solicitations or other aspect of the Transaction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Additional Information

In connection with the Transaction, Bonanza Creek and HighPoint have filed materials with the SEC, including (1) a definitive joint proxy statement/prospectus (“Joint Proxy Statement/Prospectus”), (2) the Prospectus, of which the Prepackaged Plan forms a part, (3) a Registration Statement on Form S-4, Registration No. 333-251401, with respect to the Merger (the “Merger Registration Statement”), of which the Joint Proxy Statement/ Prospectus forms a part, and (4) a Registration Statement on Form S-4, Registration No. 333-251402, with respect to the Exchange Offers and Consent Solicitations (together with the Merger Registration Statement, the “Registration Statements”), of which the Prospectus forms a part. The Registration Statements were declared effective by the SEC on February 9, 2021. On February 10, 2021, Bonanza Creek filed the Joint Proxy Statement/Prospectus and the Prospectus and began mailing the Joint Proxy Statement/Prospectus to the Company’s stockholders and sending the definitive form of the Prospectus to the holders of the HighPoint Senior Notes. On February 10, 2021, HighPoint also filed a definitive proxy statement and began mailing the definitive proxy statement to its stockholders. These documents are not a substitute for the Joint Proxy Statement/Prospectus, Prospectus or Registration Statements or for

any other document that Bonanza Creek or HighPoint has filed or may file with the SEC and send to Bonanza Creek’s shareholders or HighPoint’s shareholders or debt holders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF BONANZA CREEK AND HIGHPOINT ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROSPECTUS, JOINT PROXY STATEMENT/PROSPECTUS, AND REGISTRATION STATEMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BONANZA CREEK AND HIGHPOINT WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA CREEK, HIGHPOINT, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statements, Joint Proxy Statement/Prospectus and Prospectus, as each may be amended from time to time, and other relevant documents filed by Bonanza Creek and HighPoint with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Bonanza Creek will be available free of charge from Bonanza Creek’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting Bonanza Creek’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by HighPoint will be available free of charge from HighPoint’s website at www.hpres.com under the “Investors” tab or by contacting HighPoint’s Investor Relations Department at (303) 312-8514 or lbusnardo@hpres.com.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Bonanza Creek’s or HighPoint’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Bonanza Creek may not approve the issuance of new shares of Bonanza Creek common stock in the Transaction or that shareholders of HighPoint may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Bonanza Creek and HighPoint; the effects of the business combination of Bonanza Creek and HighPoint, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; the risk that the Minimum Participation Condition is not satisfied in the Exchange Offers and that HighPoint may need to reorganize in bankruptcy as a result; the risks and unpredictability inherent in the bankruptcy process; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Bonanza Creek nor HighPoint assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For further information, please contact:

Bonanza Creek Energy, Inc.

Scott Landreth

Senior Director, Finance & Investor Relations and Treasurer

720-225-6679

slandreth@bonanzacrk.com

HighPoint Resources Corporation

Larry C. Busnardo

Vice President, Investor Relations

303-312-8514

lbusnardo@hpres.com